UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER: 001-40628

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):       ☐ Form 10-K     ☒ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-CEN     ☐ Form N-CSR

                                 For Period Ended:     December 31, 2023

                            ☐ Transition Report on Form 10-K

                            ☐ Transition Report on Form 20-F

                            ☐ Transition Report on Form 11-K

                            ☐ Transition Report on Form 10-Q

                                 For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Zenvia Inc.

Full name of Registrant

N/A

Former Name if Applicable

Avenida Paulista, 2300, 18th Floor

Address of Principal Executive Office (Street and Number)

São Paulo, São Paulo, CEP 01310-300, Brazil

City, State and Zip Code

PART II — RULES 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zenvia Inc. (the “Company”) respectfully notifies the U.S. Securities and Exchange Commission that it is unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) within the prescribed time period because the compilation and review of certain required information to be presented in the Form 20-F has imposed time constraints that have rendered the filing of the Form 20-F within the prescribed time period impracticable without unreasonable effort or expense of the Company. The Company expects to file its Form 20-F within the extension period of 15 calendar days as provided under Rule 12b-25 under the U.S. Securities Exchange Act of 1934, as amended.

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

PART IV —OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Shay Chor	+55 (11)	99904-5082
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).               Yes ☒                            No ☐

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?              Yes ☐     No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Zenvia Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2024	By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer